March 28, 2025

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

        Re: Robot Consulting Co., Ltd.
            Amendment No. 2 to Registration Statement on Form F-1
            Filed March 26, 2025
            File No. 333-284875
Dear Amit Takur:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Exhibit Index
Consent of Grassi & Co., CPAs, P.C., page II-4

1. Please have your auditor consent to the use of their report dated September 11, 2024, except for Note 11, Note 17 and Note 20, as to which the date is February 12, 2025.
 March 28, 2025
Page 2

      Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at
202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ying Li